

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2014

Via E-mail
Hanif I. Jamal
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
Dot Hill Systems Corp.
1351 S. Sunset Street
Longmont, CO 80501

      Re: Dot Hill Systems Corp.
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 18, 2013
            File No. 001-13317

Dear Mr. Jamal:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Patrick Gilmore

                         Patrick Gilmore
                         Accounting Branch Chief